Mail Stop 3561

December 4, 2009

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

Re: Raytheon Company
File No. 001-13699
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 8-K: Furnished on October 22, 2009

Dear Mr. Wajsgras:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief